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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     OHCP GenPar, L.P.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     201 Main Street, Suite 2415
--------------------------------------------------------------------------------
                                    (Street)

     Fort Worth                      TX                       76102
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     10/07/99
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     American Skiing Company / SKI
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
8.5% Series B
Convertible
Participating
Preferred Stock          Immed.     8/6/2009        Common Stock           24,737,638     $5.25             (I)            (1)
------------------------------------------------------------------------------------------------------------------------------------
8.5% Series B
Convertible
Participating
Preferred Stock          Immed.     8/6/2009        Common Stock              380,960     $5.25             (I)            (1)
------------------------------------------------------------------------------------------------------------------------------------
8.5% Series B
Convertible
Participating
Preferred Stock          Immed.     8/6/2009        Common Stock              634,298     $5.25             (I)            (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1) The Reporting Person is the general partner of Oak Hill Capital Partners, L.P., which is (A) the direct owner of the 129,870 shares of 8.5% Series B Convertible Participating Preferred Stock reported on the first row, and
     (B) the general partner of OHCP SKI, L.P., the direct owner of the 2,000 shares of 8.5% Series B Convertible Participating Preferred Stock reported on the second row. In addition, the Reporting Person is the general partner of Oak Hill Capital Management Partners, L.P., the direct owner of the 3,330 shares of Series B Convertible Participating Preferred Stock reported on the third row.

     The Reporting Person disclaims beneficial ownership of such securities in excess of its direct or indirect interest in the profits or capital accounts of Oak Hill Capital Partners, L.P., OHCP Ski, L.P. and Oak Hill Capital Management Partners, L.P. and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these securities in excess of such amount. The Reporting Person may be deemed a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the reporting person is a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of Section 16 or for any other purpose.


OHCP GenPar, L.P.

By:  OHCP MGP, LLC


     /s/ John R. Monsky                                      September 5, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Name:  John R. Monsky
        Title: Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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